U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                               FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                         SMALL BUSINESS ISSUERS
    UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                STARNET COMMUNICATIONS INTERNATIONAL INC.
             (Name of Small Business Issuer in its Charter)


Delaware                           E.I.N. 52-2027313
(State or other jurisdiction of    (I.R.S. Employer Identification No.)
incorporation or organization)

425 Carrall Street, Mezzanine Level
Vancouver, B.C.,                                       V6B 6E3
(Address of principal executive offices)               (Zip Code)


Issuer's telephone number: (604) 685-7619

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

     Title of each class           Name of each exchange on which
     to be so registered             each class to be registered


Class A Voting Common Stock        OTC Bulletin Board Service





SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None





                                                              Page No.: 1
                                                  Total No. of Pages: 113
                                        Exhibit Index Appears on Page: 23
Fee Calculations Under Rule 12b-7:$250.00

     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

I.   BUSINESS DEVELOPMENT.
     --------------------

     A.   STARNET COMMUNICATIONS INTERNATIONAL INC.:
          -----------------------------------------

Starnet Communications International Inc. (the "Company") was incorporated in June 1996 in the state of Nevada. In March 1997, the Company merged with a Delaware corporation for the purpose of re-domiciling to the state of Delaware. The Company is a high technology investment and finance company with several wholly owned technology subsidiaries under its control, or to be formed. As a result, the Company may be characterized as a holding Company. The intent of the Company is to identify and commercialize leading edge technologies for established markets. The Company, including its subsidiaries, employs 50 persons full time. The majority of these individuals develop and produce adult websites for display on the computer accessible medium known commonly as the "Internet."

     B.   STARNET COMMUNICATIONS CANADA INC.:
          ----------------------------------

Starnet Communications Canada Inc. ("Starnet Canada"), a wholly-owned subsidiary of Starnet Communications International Inc., was incorporated in May 1995 and is based in Vancouver, Canada. Starnet Canada manages advanced on-line interactive media and information systems for the Internet. Starnet Canada is an Internet publisher utilizing video, audio, film, animation, graphics, multimedia, hyper-text markup language (HTML), site management, transaction processing, client support systems, and post production facilities. Starnet Canada was established for the purpose of providing adult web sites on the Internet. In June of 1996, Starnet Canada was certified by the Bank of Montreal, and now conducts secure Visa, Mastercard and American Express credit card transactions via the Internet.

     C.   STARNET COMMUNICATIONS INTERNATIONAL INC. CORPORATE HISTORY:
          -----------------------------------------------------------

On June 28, 1996, Creative Sports Marketing Inc. ("Creative") filed its Articles of Incorporation with the Secretary of State of the State of Nevada. Thereafter, a meeting of the Shareholders of Creative Sports Marketing Inc. was held and authorized the Board to change the name of Creative at a future date if in its discretion it deemed such a change advantageous. The first intended business plan contemplated celebrity golf promotions. A tournament was scheduled for Phoenix, Arizona, but shortly after its organization, it and the business plan were dropped.

On July 15, 1996, Creative accepted subscription agreements from twelve entities to acquire securities of Creative pursuant to a Rule 504 offering under Regulation D. The Board authorized Creative to proceed with the sale of its shares pursuant to the subscriptions received for the sale of 10,000,000 common shares at a price of $0.001 per common share. Pacific Stock Transfer Company was appointed as the transfer agent of the common shares of Creative.

This offering was sold through a Vanuata corporation, Pacific Rim
Investment Inc., as a transaction sales agent. (SEE Exhibit "4.b"). Thereafter, Pacific Rim Investment Inc. established a market clearing house as a non-quotation bargain market. The Company is aware of approximately forty-nine transactions that have occurred. These transactions are summarized in Item 4 -- Transfers Involving Pacific Rim Investment Inc.

Thereafter, Creative's Board of Directors voted to change the name from Creative Sports Marketing Inc. to Gelato Brats Inc. A Certificate of Amendment to the Articles of Incorporation of Creative Sports Marketing Inc. changing the name of the corporation to Gelato Brats Inc. was submitted to the Nevada Secretary of State's Office. A new business plan was adopted focusing upon non-fat dairy ice cream and dessert manufacturing.

On November 1, 1996, a Board of Directors' meeting of Gelato Brats Inc. was held appointing Donald Byers as a director and authorizing a further name change as deemed advisable in the discretion of the Board of Directors. Also at this meeting the resignation as directors and officers of Ziad Batal and Richard Kipping were accepted. Donald Byers was appointed President, Secretary and Treasurer of Gelato Brats Inc.

On January 27, 1997, a Board of Directors' meeting of Gelato Brats Inc. was held. The resignation of Donald Byers as a director and officer of the Company was accepted. The Shareholders elected to the Board of Directors the following: Mitchell White; Mark Dohlen; Jason Bolduc; Christopher Zacharias; and Jack Carley. Mr. Bolduc was appointed President and Mr. Zacharias was appointed Secretary and Treasurer.

On January 29, 1997, a Board of Directors' meeting of Gelato Brats Inc. was held. The Board voted to authorize a change of the name to Starnet Communications International Inc. (the "Company").

On February 24, 1997, a Certificate of Amendment of the Articles of Incorporation of Gelato Brats Inc. changing the name of the Company to Starnet Communications International Inc. was submitted to the Nevada Secretary of State.

On March 10, 1997, the Board of Directors of Starnet Communications International Inc. voted to merge Starnet Communications International Inc. into a wholly owned subsidiary -- Starnet Communications International (DE) Inc. ("Starnet Delaware"). The Company was authorized to redomesticate into Delaware with Starnet Delaware as the surviving corporation.

On March 10, 1997, Starnet Communications International Inc., the sole stockholder of Starnet Delaware acted by vote to consummate the merger among the Company and Starnet Delaware and to change the name of Starnet Delaware to Starnet Communications International Inc. All of the stockholders of Starnet Communications International Inc. voted to acknowledge and adopt the Plan and Agreement of Merger of Starnet Communications International Inc. into Starnet Delaware. Thus on March 10, 1997, a Certificate of Merger among Starnet Communications International Inc. and Starnet Delaware was executed and the Articles of Merger were submitted to the Delaware Secretary of State.

On March 25, 1997, Starnet Communications International Inc. entered into a Share Purchase Agreement with Murray Partners (BVI) Inc. pursuant to which Starnet Communications International Inc. acquired all 10,101 outstanding shares in Starnet Communications Canada Inc. In exchange Murray Partners (BVI) Inc. received 10,000,000 Class A Common Voting Shares of Starnet Communications International Inc.

II.  BUSINESS OF ISSUER:
     ------------------

Starnet Communications Canada Inc. ("Starnet Canada"), a wholly-owned subsidiary of Starnet Communications International Inc., was incorporated in May 1995 and is based in Vancouver, British Columbia, Canada. Starnet Canada develops, markets and manages advanced on-line interactive media and information systems for the Internet. Starnet Canada is an Internet developer and content provider utilizing proprietary software, video, audio, film, animation, graphics, multimedia, hyper-text markup language
(HTML), site and network management, transaction processing and database management systems, client support systems, and post production facilities. In June of 1996, Starnet Canada was certified by the Bank of Montreal, and now conducts secure, real time Visa, Mastercard and American Express credit card transactions via the Internet.

Starnet Canada has emerged as a world leader in providing adult entertainment services on the Internet. Since the launch in September 1995, membership in Starnet Canada's Club Sizzle at http://www.sizzle.com ("Sizzle") has grown to exceed 10,000 members by January 1997. Revenue streams are generated by monthly subscription fees from clients who reside in over 60 different countries. Sizzle is promoted on the Internet via advertising, search engine registration and news group promotion. Several hundred competitors compete in finely defined segments similar to Sizzle's market, none of whom offer the entire range of services which Sizzle provides.

Starnet Canada's AdultLinks Internet search engine site at http://www.adultlinks.com ("AdultLinks") was launched in July 1996 and is becoming one of the top Internet adult search engine sites in the world. Revenues are generated by monthly advertising fees from commercial clients who market to the on-line adult community. There are approximately 25 competitors in this market.

Chisel Media Internet site at http://www.chisel.com ("Chisel") was launched in August 1996 and is one of the top Internet gay sites in the world. Revenue streams are generated by monthly subscription fees from over 2,000 clients residing around the world. Chisel is promoted on the Internet via advertising, search engine registration and news group promotion. Less than 100 competitors compete in segments similar to Chisel's market, none of whom offer the entire range of services which Chisel provides.

Starnet Canada's Live Women Internet site at http://www.livewomen.com ("Live Women") was launched in February 1997. Live Women allows clients to interact with a woman on a one to one basis via the Internet. Live Women was the first to provide these services entirely over the Internet. Live Women is promoted on the Internet via advertising, search engine registration and news group promotion. Approximately 10 competitors compete directly with Live Women, none of whom offer the entire range of services which Live Women provides.

Starnet Canada has received a retractable letter of intent from CompuServe Corporation, to supply adult casino style games for use by CompuServe's clients. CompuServe is an on-line content and Internet service provider with approximately 4 million subscribers. Starnet Canada is presently Beta-testing several of these games and they are expected to be on-line in mid 1997. Starnet Canada anticipates entering into a revenue sharing agreement with CompuServe for all usage of these games. Revenue will be generated by charging a fee for each minute a client is logged onto CompuServe and is using the games.

III. INDUSTRY OVERVIEW AND COMPETITION.
     ---------------------------------

The Internet is the largest and most widely used computer network in the world and provides access to an incredible volume of information and data. Management believes that hundreds of billions of private and public dollars will be invested over the next decade to weave together the global information systems, including the hardware and software tools necessary to navigate the Internet.

There are many other providers of adult entertainment currently accessible through computer networks all competing for the public's entertainment dollar. Starnet Canada also competes for the public's monthly expenditures on such entertainment opportunities as cable television, movie theaters, sporting events and other recreational time endeavors. Starnet Canada cannot estimate how these competing industries may grow and to what extent such growth would decrease Starnet Canada's revenue.

IV.  RESEARCH AND DEVELOPMENT:
     ------------------------

     A.   Electronic Financial Services Canada Inc.:
          -----------------------------------------

Electronic Financial Services Canada Inc. ("EFS Canada"), a to be formed wholly-owned subsidiary of Starnet Communications International Inc., will be based in Canada and will operate as a major participant in the growing Internet world of commerce with the primary focus of acting as an international currency converter and a secure merchant to financial institution Internet transaction gateway.


     B.   Starnet USA Inc.:
          ----------------

Starnet USA Inc., a wholly owned subsidiary of Starnet Communications International Inc., is based in Seattle, Washington and was formed in November 1995. It will operate as an Internet access provider and network center for corporate clients. The network will use a sophisticated LAN of computers, routers, servers and modems to provide service to its client base.

     C.   World Gaming Inc.:
          -----------------

World Gaming Inc. ("World Gaming"), a to be formed wholly owned subsidiary of Starnet Communications International Inc. will launch an Internet on-line electronic casino which will be engaged in the business of accepting, processing, and managing wagers through the Internet on the outcome of domestic and international sporting events and a variety of casino style games of chance. World Gaming's focus will be to capitalize on the demand for gaming. One significant obstacle to the World Gaming business plan is to obtain financing to commence operations. Management estimates that $5,000,000 (U.S.) will be needed. One possible source for this financing is to tap the capital markets through a registered or exempt securities offering. The Company has not pursued an initial public offering to date.

World Gaming will be based in Antigua and will operate as a full service gaming corporation on the Internet. World Gaming will operate under strict guidelines and laws to assure fair opportunities for its Internet clients. World Gaming will be promoted on the Internet via paid advertising, search engine registration and news group promotion. There is one direct competitor which began operations in February 1997. Between five and ten competitors are expected by the time World Gaming is fully operational.

     D.   Hastings Park:
          -------------

The Company has entered into a Simulcast Agreement with the Pacific Racing Association, which operates Hastings Park Racecourse in Vancouver and has obtained a legal opinion on behalf of Pacific Racing Association for the netcasting and wagering of these horse races on the Internet. The Pacific Racing Association Simulcast Agreement allows pari-mutuel wagers on Hastings Park races to be accepted by World Gaming and transmit via data line from their licensed gaming site in Antigua to the Hastings Park tote system and co-mingled into the pools at Hastings Park utilizing Net Pool Pricing and foreign currency conversion. The Company is presently negotiating with several other prominent race tracks with the intention of having horse races available on the Internet on a 24 hour, 7 days a week basis.

V.   REGULATORY BACKGROUND:
     ---------------------

In order to ensure that Starnet Canada's Sizzle site was operating within the law, a legal opinion was obtained pertaining to the sexual content initially displayed on the Sizzle site. Management intends to continue its policy of requesting and obtaining legal opinions to assist and guide it through the applicable and developing regulatory framework.

Due to the uncertain regulatory environment as it relates to Internet gaming in the U.S. and Canada, management intends to focus on the market outside of North America until such time as U.S. and Canadian laws, specifically in regard to Internet gaming, are clarified. The Company will ensure that no gaming laws both inside and outside the U.S. and Canada are violated through the use of several checks. Through major credit cards and Internet service providers, World Gaming will confirm that an applicant is of legal age, and resides in a jurisdiction in which Internet wagering is legal.

ITEM 2.   MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

I.   RESULTS OF OPERATIONS
     ---------------------

The Company currently derives its revenues principally from subscription sales of its Internet web sites namely Sizzle and Chisel. As the Internet continues to become more accessible, the market opportunities for the Company will continue to expand. This tremendous growth will also attract many potential new competitors. In order to maintain sales growth, the Company has been expanding the content and improving the services on its Internet web sites, as well as researching and developing other projects that will utilize its existing facilities and expertise.

(The remainder of this page is left blank intentionally.)

The following tables set forth pro forma statements of operations data for the Company for the nine months ended January 31, 1997 and 1996 and pro forma balance sheet data at January 31, 1997. Balance sheet data at April 30, 1996 is for Starnet Canada only. The pro forma data has been compiled as if the Company had existed and owned Starnet Canada since the May 19, 1995 incorporation of Starnet Canada.

     A.   Statement of Operations Data
          ----------------------------
                                           For nine months ended

                                    January 31, 1997   January 31, 1996
                                    ----------------   ----------------


Net Sales                                1,331,644            154,144
Gross Margin                               767,638            104,513
Net Income (Loss) from operations           46,819            (36,403)
Net Income (Loss)                           (8,407)           (36,403)

       B.   Balance Sheet Data
            ------------------
                                   At January 31, 1997  At April 30, 1996
                                   -------------------  -----------------

Working Capital (Deficiency)              (548,891)         (343,672)
Total Assets                               995,927           457,513
Long Term Debt                             113,405            62,786
Stockholders' Equity (Deficit)             (13,431)          (18,795)

Nine Months ended January 31, 1997 Compared to Nine Months ended
----------------------------------------------------------------
January 31, 1996
----------------

The Company's pro forma revenues increased 760% to $1,331,644 for the nine months ended January 31, 1997 compared to $154,144 for the nine months ended January 31, 1996. The growth is primarily due to increased subscription revenue from the Company's Internet web sites. Along with the growth in pro forma sales, pro forma gross margin increased to $767,638 for the nine months ended January 31, 1997 from $104,513 for the nine months ended January 31, 1996. More features and content were added to the Internet web sites in order to attract new subscribers, resulting in a drop in pro forma gross margin to 57.6% for the nine months ended January 31, 1997 from 67.8% for the nine months ended January 31, 1996.

Pro forma selling, general and administrative expenses increased by 412% to $720,819 (54.1% of sales) for the nine months ended January 31, 1997 from $140,916 (91.4% of sales) for the nine months ended January 31, 1996. The decrease in these expenses from 91.4% to 54.1% of sales was the result of efficiencies gained as the Company handled a greater level of activity.

Pro forma net income from operations for the nine months ended January 31, 1997 was $46,819 compared to the pro forma loss of $36,403 for the nine months ended January 31, 1996. Pro forma income tax expense for the nine months ended January 31, 1997 was $55,226 ($16,648 -current and $38,578 - deferred) and no income tax expense or recovery for the nine months ended January 31, 1996.

Inception (May 19, 1995) through April 30, 1996
-----------------------------------------------

The Company's pro forma revenue and pro forma gross profit for the period from May 19, 1995 to April 30, 1996 was $378,544 and $205,789 respectively (54.4% of sales). The primary source of revenue for the period was subscription sales for Starnet Canada's Sizzle Internet web site. Selling, general and administrative expenses amounted to 61.3% of sales ($231,986), resulting in a net loss of $26,197 for the period from May 19, 1995 to April 30, 1996.

     C.   Liquidity and Capital Resources
          -------------------------------

Nine Months ended January 31, 1997
----------------------------------

Starnet Canada has leased 13,100 square feet of office and production space at 425 Carrall Street, Vancouver, British Columbia, Canada. The first lease for 6,100 square feet was for 5 years starting May 1, 1995 with the option to renew for an additional 5 years. The second lease for 7,000 square feet was for 3 years starting January 1, 1997 with the option to renew for an additional three year term. Total monthly rent is currently averaging $9,500 over the terms of the leases.

Starnet Canada initially relied on advances from shareholders and cash generated from operations to meet its working capital requirements and to provide funds for investments in property and equipment. As Starnet Canada established its creditworthiness, it was able to acquire equipment on capital leases. Outstanding capital lease obligations at April 30, 1996 and January 31, 1997 were $81,193 and $145,781 respectively.

In January 1997, Starnet Canada obtained loans for $207,869, from Celestine Fund Management Inc. which are secured by all assets of Starnet Canada and guaranteed by key directors and employees. Celestine Fund Management Inc. is a privately held investment fund with its principal offices at P.O. Box 3140, Road Town, Tortola, Britain Virgin Islands. Celestine Fund Management, Inc. provides short term financing for small and medium sized businesses. The principal and interest under the notes were payable on April 6, 1997 and the lender subsequently agreed to extend the due date to May 31, 1997. The Company expects to repay the loans by cashflow generated from operations on its due date.

The Company expects to meet its short-term cash requirements through cash generated from operations and its long-term cash requirements through equity financing.

The pro forma cashflow from operations for the nine months ended January 31, 1997 totaled $407,061 including pro forma net loss of $8,407 and depreciation and amortization of $230,598. The pro forma net cash generated by changes in working capital (excluding cash) was $360,665.

For the nine months ended January 31, 1997, pro forma net cash used for investing activities was $445,653. The additions to property and equipment were $229,124 and mainly consisted of new computer equipment, automobiles and leasehold improvements. The Company also invested $216,529 in Internet web site development.

Pro forma net cash provided by financing activities was $192,877 for the nine months ended January 31, 1997. The major source of financing was loans from a private lender. Payments of $58,032 were made to pay down the advances from former shareholders of Starnet Canada.

Inception (May 19, 1995) through April 30, 1996
-----------------------------------------------

The pro forma cashflow from operations for the period from May 19, 1995 to April 30, 1996 totaled $214,001 including pro forma net loss of $26,197 and pro forma depreciation and amortization of $104,352. The pro forma net cash generated by changes in working capital (excluding bank indebtedness) was $342,511.

For the period from May 19, 1995 to April 30, 1996, pro forma net cash used for investing activities was $408,540. The additions to property and equipment were $336,962 and mainly consisted of new computer equipment and leasehold improvements. The Company also invested $70,676 in Internet web site development.

Pro forma net cash provided by financing activities was $194,529 for the period from May 19, 1995 to April 30, 1996. The major source of financing was advances from former shareholders.

     D.   Impact of Inflation
          -------------------

The Company believes that inflation has not had a material effect on its past business.


ITEM 3.   DESCRIPTION OF PROPERTY.

Starnet Canada occupies 13,100 square feet of commercial space at 425 Carrall Street, Vancouver, British Columbia. This facility houses all of Starnet Canada's operations including production, technical, marketing, and administration. Because of the size of Starnet Canada's presence on the Internet many smaller Internet based companies have started operations within the same building utilizing Starnet Canada's Internet connections. The result has been the creation of a centralized location for a significant percentage of Vancouver's Internet industry. Starnet Canada has been able to act as a reseller of Internet services to many of these businesses. This has resulted in a monthly net cash flow for the benefit of Starnet Canada.

The terms of the Carrall Street commercial lease are as follows. Starnet Canada leases 7,000 square feet through December 31, 1999 (three years) with an annual rent of U.S. $61,000.00. Starnet Canada has an option to renew this lease for one additional three year term. Starnet Canada leases 6,100 square feet through April 30, 2000 (five years) with an annual rent of U.S. $53,000.00. Starnet Canada possesses an option to renew this lease for an additional five years.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding beneficial ownership of the Company's Common Stock as of April 30, 1997 by (i) each person who is known to the Company to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's directors and executive officers, (iii) the Named Executive, and (iv) all current directors and executive officers as a group.

I.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.
     -----------------------------------------------

The date of the information presented on this table is April 30, 1997.


Title Of               Name And Address of                      Amount And     Percent of
Class                  Beneficial Owner                         Nature of      Class
                                                                Beneficial
                                                                Owner
Class A Voting Common  Murray Partners (BVI) Inc.(1)           10,000,000     50.0
                       Todman Building
                       Main Street, P.O. Box 3140
                       Road Town, Tortola
                       British Virgin Islands




___________________
(1) On March 25, 1997 ownership of Starnet Canada was transferred from Murray Partners (BVI) Inc., a British Virgin Islands company, to Starnet Communications International Inc., a U.S. company incorporated in the state of Delaware. This ownership transfer was effected through the issuance of 10,000,000 common shares of Starnet Communications International Inc. to Murray Partners (BVI) Inc. in exchange for all of the issued common shares of Starnet Communications Canada Inc. Murray Partners (BVI) Inc. is owned indirectly by some of the Company's officers and directors and their families. SEE: Certain Transactions.

II.  SECURITY OWNERSHIP OF MANAGEMENT.
     --------------------------------

The date of the information presented on this table is April 30, 1997.


========================================================================
Title of         Name and Address of         Amount And     Percent of
Class            Beneficial Owner (2)        Nature of      Class
                                             Beneficial
                                             Owner (3)
------------------------------------------------------------------------

Class A Voting   Mitchell White                300,000      1.5
Common           Director/Chairman

"  "             Richard Thiessen              300,000      1.5
                 Vice President-Production

"  "             Jason Bolduc                  300,000      1.5
                 Director/President

"  "             Paul Giles                    300,000      1.5
                 Vice President

"  "             Mark Dohlen                   100,000      0.5
                 Director/CEO

"  "             Jack Carley                    25,000      0.125
                 Director/CFO

"  "             Christopher Zacharias          10,000      0.05
                 Director, Secretary,
                 Treasurer

All Directors & Executive
 Officers as a Group                         1,335,000      6.675



____________________
(2) This table does not reflect the shares owned indirectly by Management through Murray Partners (BVI) Inc. (SEE: Certain Transactions).

(3) No member of Management has the right to acquire within sixty days through options, warrants, rights, conversion, privilege or similar obligations any securities of the Company.

III. TRANSFERS INVOLVING PACIFIC RIM INVESTMENT INC.
     -----------------------------------------------


VENDOR                    PURCHASER             DATE             VOLUME
Pacific Rim Investment Inc.
Certificate #2004         Gise Capital          March 26, 1997   200,000

                          Sharp, Flint & Blunt  March 26, 1997   200,000

                          Eastern Pacific       March 26, 1997   200,000

                          Richland Acceptance   March 26, 1997   100,000

                          Allfund Capital Corp. March 26, 1997   100,000

                          David Parfitt         March 26, 1997    50,000

                          Randal Pow            March 26, 1997    50,000

Pacific Rim Investment Inc.
Certificate #2006         Mitchell White        April 15, 1997   300,000

                          Richard Thiessen      April 15, 1997   300,000

                          Jason Bolduc          April 15, 1997   300,000

Pacific Rim Investment Inc.
Certificate #2002         Peter McCurdy         April 29, 1997     5,000

                          Hugh Mosaheb          April 29, 1997     4,000

                          Dorothy Mosaheb       April 29, 1997     8,000

                          Talon Ent. Corp.      April 29, 1997    20,000

                          Tony Ricci            April 29, 1997    25,000

                          Chuck Choo            April 29, 1997    25,000

                          Steve Ng              April 29, 1997    25,000

                          Frank DiSalvo         April 29, 1997    10,000

                          Rush & Company        April 29, 1997    50,000

                          Paul Giles            April 29, 1997   300,000

                          Mark Dohlen           April 29, 1997   100,000

                          Jack Carley           April 29, 1997    25,000

                          Edward Garner         April 29, 1997    25,000

                                  -13-


Pacific Rim Investment Inc.
Certificate #2002         Rush & Company        April 29, 1997    50,000

                          First Marathon Sec.   April 29, 1997    60,000

                          Christopher Zacharias April 29, 1997    10,000

                          David Parfitt         April 29, 1997    50,000

                          Randall Pow           April 29, 1997    50,000

                          Frank Reichardt       April 29, 1997     8,000

                          Bob Hoegler           April 29, 1997    20,000

                          Rush & Company        April 29, 1997    30,000

Pacific Rim Investment Inc.
Certificate #2003         Richard Stewart       May 2, 1997       10,000

                          Rush & Company        May 2, 1997       10,000

                          Steve Cook            May 2, 1997       10,000

                          Peter McCurdy         May 2, 1997        5,000

                          Nancy Smith           May 2, 1997       10,000

                          Pembroke Consultants  May 2, 1997       20,000

                          Whytecliff Properties May 2, 1997       30,000
                          Ltd.

                          George Roumanis       May 2, 1997       30,000

                          George Tsagarii       May 2, 1997       15,000

                          Elissavet Doxa        May 2, 1997      100,000

                          Rush & Company        May 2, 1997       10,000

                          Vince Sanseverino     May 2, 1997       10,000

                          Eric Polson           May 2, 1997       10,000

                          Rush & Company        May 2, 1997       50,000

                          First Marathon        May 2, 1997       25,000
                          Securities

                          John Tsagarii         May 2, 1997       55,000

                          First Marathon        May 2, 1997      500,000
                          Securities

IV.  CHANGES IN CONTROL.
     ------------------

There are no arrangements which may result in a change in control of the issuer.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

I.   DIRECTORS AND EXECUTIVE OFFICERS
     --------------------------------

MITCH WHITE - (Age 36). Chairman of the Board of Directors. Mr. White's term of office as a director is one year. He has served as a director since January 27, 1997.
1987 - April 1995 - Self employed computer consultant.
April 1995 - Present - Starnet Communications Canada Inc.
Mr. White possesses more than fifteen years of experience in sales, marketing and management in the high technology and entertainment industries, most recently as Vice President of a Vancouver, Canada based entertainment firm. Previously, Mr. White operated a high technology consulting firm.

MARK DOHLEN - (Age 36). Chief Executive Officer and Director. Mr. Dohlen's term of office as a director is one year. He has served as a director since January 27, 1997.
April 1993 - May 1996 - ISG Consulting Inc. (Consultant)
May 1996 - Present - Starnet Communications Canada Inc.
Mr. Dohlen possesses more than ten years of experience in senior management positions. Mr. Dohlen holds a Bachelor of Administration in Finance from the University of Regina in Saskatchewan, and an MBA in Management Information Systems from Simon Fraser University in British Columbia, and is currently completing the Bachelor of Law program at the University of British Columbia. Mr. Dohlen is currently completing the Certified Management Consultant and Chartered Secretaries and Administrators professional designations.

JACK CARLEY - (Age 50). Chief Financial Officer and Director. Mr. Carley's term of office as a director is one year. He has served as a director since January 27, 1997.
March 1990 - August 1994 - Royal Trust, Western Canada Region
                    (Regional Managing Partner, Finance and Administration) August 1994 - Present - Hong Kong Bank of Canada/Hong Kong Bank & Trust Co.
                       (Vice President, Trust Operations)
Mr. Carley is presently Vice President, Trust Operations for the Hong Kong Bank Trust Company. Previously, Mr. Carley has worked as Executive Director of Examinations and Investigations for the Financial Institution Commission of the Ministry of Finance and Corporate Affairs, Province of British Columbia. Mr. Carley holds a Diploma in Business Administration, a FICB designation, a Canadian Securities designation, and is a Certified General Accountant.

JASON BOLDUC - (Age 22). April 1995 - Present - President and Director. Mr. Bolduc's term of office as a director is one year. He has served as a director since January 27, 1997.
1990 - April 1995 - Wiz Zone Computers Inc. (Managing Partner)
Dec. 1994 - April 1995 - Cyberstore Systems Inc. (Network Administrator)

Mr. Bolduc was most recently Director of Network Operations for a Vancouver, Canada based Internet access provider. Previously, Mr. Bolduc operated a high technology consulting firm.

CHRIS ZACHARIAS - (Age 30). Secretary, Treasurer, Director and Corporate Counsel. Mr. Zacharias' term of office as a director is one year. He has served as a director since January 27, 1997.
September 1993 - May 1995 - Simon Fraser University (Computer Lab
Assistant)
May 1995 - May 1996 - Baker Newby (Lawyer)
May 1996 - February 1997 - Brawn Karras & Sanderson (Lawyer)
February 1997 - Present - Starnet Communications Canada Inc.
Mr. Zacharias possesses experience in financial, contractual, intellectual property, and legal affairs. Mr. Zacharias holds a Bachelor of Law from the University of Manitoba and an MBA from Simon Fraser University in British Columbia. Previously, Mr. Zacharias was practicing as a corporate solicitor with the law firm Brawn Karras & Sanderson. Mr. Zacharias is currently completing the Chartered Secretaries and Administrators professional designation.

II.  FAMILY RELATIONSHIPS.
     --------------------

There are no family relationships among directors, executive officers or persons nominated or chosen by the Company to become officers or executive officers other than among Jack Carley and Mitchell White. Mr. White is Mr. Carley's son-in-law.

III. INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.
     ----------------------------------------

The Company is not aware of any material legal proceedings involving any director, director nominee, promoter or control person including criminal convictions, pending criminal matters, pending or concluded administrative or civil proceedings limiting one's participation in the securities or banking industries, or findings of securities or commodities law violations. However, a personal bankruptcy proceeding under Canadian law involving Mark Dohlen concluded in September 1994, with Mr. Dohlen receiving a judicial discharge.

ITEM 6.   EXECUTIVE COMPENSATION

The following information is dated as of April 30, 1996, the end of Starnet Canada's last fiscal year.

I.                     SUMMARY COMPENSATION TABLE

                                                                 Long-Term Compensation
                                                          -----------------------------------
                                  Annual Compensation              Awards          Payouts
                            ----------------------------  ---------------------  ------------
----------------------------------------------------------------------------------------------------
                                                                     Securities
                                                 Other               Underlying
                                                 Annual   Restric-   Opposi-               All Other
                                                 Compen-  ted Stock  tions/     LTIP       Compen-
Name and             Year    Salary     Bonus    sation   Award(s)   SARs       Payouts    sation
Principal(4)                 (US$)(5)    ($)       ($)     ($)        (#)        ($)        ($)
Position
----------------------------------------------------------------------------------------------------

Mark Dohlen (CEO)     '96     22,826      725      -0-      -0-        -0-        -0-       -0-

Paul Giles            '96     30,587    1,812      -0-      -0-        -0-        -0-       -0-
(V.P. Offshore
Operations)

Jason Bolduc          '96     30,817    1,812      -0-      -0-        -0-        -0-       -0-
(President)

Richard Thiessen      '96     25,643    2,536      -0-      -0-        -0-        -0-       -0-
(V.P. Production)

David Greenseed       '96     18,036      580      -0-      -0-        -0-        -0-       -0-
(Chief Programmer)




____________________

(4) The positions described were of Starnet Canada. None of the individual's depicted were under any employment agreement with Starnet Canada.

(5) The compensation depicted is in the U.S. dollars. The compensation was paid in Canadian dollars.

II.               OPTION/SAR GRANTS IN LAST FISCAL YEAR
                           (INDIVIDUAL GRANTS)

The Company has no grants to report in the past fiscal year pursuant to its Employee Stock Plan. The Employee Stock Plan authorizes the distribution of up to 1,000,000 shares to be acquired at $.50 per share, but no options have been granted. The criteria for distributing options is within management's discretion.

III.     AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                        FY-END OPTION/SAR VALUES

The Company has no Options, Exercises or Values to report for last fiscal year pursuant to its Employee Stock Plan. The Employee Stock Plan authorizes the distribution of up to 1,000,000 shares to be acquired at $.50 per share, but no options have been granted. The criteria for distributing options is within management's discretion.

IV.      LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

The Company has no plans or awards to report for last fiscal year pursuant to its Employee Stock Plan. The Employee Stock Plan authorizes the distribution of up to 1,000,000 shares to be acquired at $.50 per share, but no options have been granted. The criteria for distributing options is within management's discretion..

V.                      COMPENSATION OF DIRECTORS

     A.   Standard Arrangements.
          ---------------------

The members of the Company's Board of Directors are reimbursed for actual expenses incurred in attending Board meetings.

     B.   Other Arrangements.
          ------------------

There are no other arrangements for compensation to the Board of Directors' members.

VI.       EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT,
                   AND CHANGE-IN-CONTROL ARRANGEMENTS

There are no written contracts or agreements. Employee salaries are set by the members of the Board of Directors.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 25, 1997, Starnet Communications International Inc. entered into a Share Purchase Agreement with Murray Partners (BVI) Inc. pursuant to which Starnet Communications International Inc. acquired all 10,101 outstanding shares in Starnet Communications Canada Inc.

In exchange, Murray Partners (BVI) Inc. received 10,000,000 Class A Common Voting Shares of Starnet Communications International Inc. This transaction occurred on March 25, 1997. Murray Partners (BVI) Inc. is owned by certain trusts established pursuant to the laws of Barbados. The trusts' beneficial owners include some of the members of management and certain of their family members.

The Company completed a reorganization in January 1997, pursuant to which 500,000 shares were transferred from Cleveland Corporation to Nesbitt Burns Inc. as record owner for former management. Pursuant to this transaction the Company adopted a new business plan and changed its name from Gelato Brats Inc. to Starnet Communications International Inc.

The Company completed a reorganization on July 20, 1996, pursuant to which the Company adopted a new business plan and changed its name from Creative Sports Marketing Inc. to Gelato Brats Inc.

For the nine months ended January 31, 1997, Starnet Canada was involved in the following transactions with the officers, directors and key employees of the Company:

(a)  In November 1996, an advance for $3,269 was received from Richard
     Thiessen.

(b) In January 1997, a loan for $37,210 was received from Jack Carley. This advance is to be repayable in monthly installments of $3,712 through November 1997.

(c) Monthly repayment of $3,582 was made to Jack Carley from May 1996 to January 1997, totalling $25,074.

(d) Repayments totalling $52,303 were made to Paul Giles from June 1996 to December 1996.

(e)  Repayment of $4,298 was made to Ken Lelek in July 1996.

(f) Repayments totalling $11,463 were made to Richard Thiessen during the period from June 1996 to January 1997.

(g) Repayments totalling $5,373 were made to Mitch White during the period between July 1996 and October 1996.

The amounts due to related parties are due to officers and directors of the Company who have an indirect ownership interest in the Company. These amounts are non-interest bearing and are unsecured. The amount due to Jack Carley of $37,210 is repayable in monthly installments of $3,712 through November 1997. All other amounts are without specified terms of repayment.

During the year ended April 30, 1996, Starnet Canada was involved in the following transactions with the shareholders of the Company:

(a) In July 1995, the Company purchased from Jason Bolduc a computer for $2,938 and programming service for $2,203.

(b) The Company purchased from Paul Giles computers and office equipment for $11,296 in July 1995, $42,234 in September 1995 and $12,486 in
     February 1996.

(c) The Company purchased from Ken Lelek computers and office equipment for $5,508 in July 1995.

(d) The Company purchased from Richard Thiessen computers, office equipment and furniture for $28,108 in July 1995 and audio equipment for $38,083 in September 1995.

(e) The Company purchased from Mitch White computers, office equipment and furniture for $13,367 in June 1995.

(f) In January 1996, a cash loan for $36,724 was received from Jack Carley. The loan is repayable in monthly installments of $3,671 starting in February 1996. At April 30, 1996, repayments totalling $11,027 were made and the outstanding balance was $25,697.

(g) During the year, the Company received cash advances totalling $20,529 from Paul Giles; $21,667 from Ken Lelek; $1,837 from Richard Thiessen and $17,172 from Mitch White.

(h) During the year, the Company repaid $1,748 to Jason Bolduc; $36,468 to Paul Giles; $9,093 to Ken Lelek; $4,770 to Richard Thiessen and $2,192 to Mitch White.

The amounts due to shareholders at April 30, 1996 arose during the initial year of Starnet Canada's operations when six former individual shareholders (i.e. Jason Bolduc, Paul Giles, Ken Lelek, Richard Thiessen, Jack Carley and Mitch White) advanced funds and sold equipment and furniture to Starnet Canada on credit terms to finance the development of Starnet Canada's products and operations.

The amounts due to shareholders are non-interest bearing and are unsecured. The amount due to Jack Carley of $25,697 is repayable in monthly installments of $3,671 through November 1996. All other amounts are without specified terms of repayment.

ITEM 8.   LEGAL PROCEEDINGS

The issuer is not a party to any pending legal proceeding nor is its property the subject of any pending legal proceeding.

ITEM 9.   MARKET FOR REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER
          MATTERS

There is no public trading market for the common equity shares of the registrant. If the registrant successfully obtains a listing, as is presently intended by management, the common equity shares will be listed upon the OTC Bulletin Board Service. There are approximately 48 equity holders of record of the Company's Class A Common Voting stock. The number of shares eligible for trading will be all of the Class A Voting Common stock except that which is owned by Murray Partners (BVI) Inc. and the shares which are owned by management. There have been no cash dividends declared since inception of any of the companies in the group. There are no restrictions that would limit the ability to pay dividends on common equity or that are likely to do so in the future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

On March 25, 1997, Starnet Communications International Inc. entered into a Share Purchase Agreement with Murray Partners (BVI) Inc. pursuant to which Starnet Communications International Inc. acquired all 10,101 outstanding shares in Starnet Communications Canada Inc. In exchange, Murray Partners (BVI) Inc. received 10,000,000 Class A Common Voting Shares of Starnet Communications International Inc. This transaction occurred on March 25, 1997. This transaction involved a single purchaser. The purchase price did not exceed $5,000,000. This was an entirely private transaction pursuant to which all material information as specified in Rule 502(b)(2) was made available to the purchaser. Thus the exemption from registration afforded by Rule 4(2) was available to the issuer.

On June 26, 1996, the Company's predecessor, Creative Sports Marketing Inc. executed a Form D disclosing that it relied upon Rule 504 in selling 10,000,000 Class A Common Voting Shares in exchange for $10,000 to twelve individuals and businesses. This offering was sold through Pacific Rim Investment Inc. as a transaction sales agent which established a market clearing house as a non-quotation bargain market.

On August 1, 1996, the Company filed a Form 701 under its predecessor's name Gelato Brats Inc. Pursuant to Rule 701, the Company established the Gelato Stock Plan for distributing Class A Voting Common Stock. One million authorized shares were reserved for distribution pursuant to the Plan. No shares were distributed to any eligible persons pursuant to the Plan.

On July 15, 1996, one share of stock was distributed in reliance upon section 4(2) to Kendall White for $0.001 per share.

ITEM 11.  DESCRIPTION OF SECURITIES

The securities to be registered pursuant to this Form 10-SB are all of the authorized Class A Voting Common stock of Starnet Communications International Inc. There are no preemptive rights associated with the securities and no cumulative voting is authorized by the By-laws. The amount of shares authorized is 200,000,000. Of these, 100,000,000 are Class A Voting

Common, 50,000,000 are Class B Common (non-voting) and 50,000,000 are Class C Preferred. There are no Class B or Class C shares issued. Preferences for Class B and Class C, if any, will be established by the Board of Directors upon issuance.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 11 of the Company's By-Laws contains an indemnification provision indemnifying a controlling person, officer or director for conduct on behalf of the Company which results in an action suit or proceeding to the fullest extent permitted under the General Corporation Law of the State of Delaware. The Company does not believe that Article 11 affects the liability of any person for actually engaging in wrongful conduct. However, if a person is acting on the Company's behalf, the Company may be responsible to indemnify the accused wrongdoer for all associated costs, fees or damages.

ITEM. 13. FINANCIAL STATEMENTS.

The Financial Statements are contained at Exhibit 1 hereto.  they are:

     i. Starnet Communications Canada Inc. Consolidated Financial Statements, April 30, 1996.

     ii. Starnet Communications Canada Inc. Consolidated Financial Statements, January 31, 1997, Unaudited.

     iii. Starnet Communications International Inc. Financial Statements, January 31, 1997.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.

ITEM 15.  INDEX TO EXHIBITS
                                                                 PAGE NO.
                                                                 --------

     Financial Statements

     (i)   Consolidated Financial Statements of Starnet
           Communications Canada Inc. (formerly 496926 B.C. Ltd.)
           dated April 30, 1996. . . . . . . . . . . . . . . . . . . . 25
     (ii)  Financial Statements for Starnet Communications
           International, Inc. (formerly Gelato Brats Inc.
           and Creative Sports Marketing Inc.) dated
           January 31, 1997. . . . . . . . . . . . . . . . . . . . . . 38
     (iii) Consolidated Financial Statements of Starnet Communications Canada Inc. (formerly 496926 B.C. Ltd.) -- Unaudited dated January 31, 1997. . . . . . . . . . . . . . . . . . . 45
     (iv) Pro Forma Consolidated Financial Statements of Starnet Communications International Inc. -- Unaudited
           dated January 31, 1997. . . . . . . . . . . . . . . . . . . 58

2.   (i)   Action of Sole Stockholder of Starnet Communications
           International (DE) Inc. by Written Consent. . . . . . . . . 63
     (ii)  Action of Directors of Starnet Communications
           International Inc. by Written Consent . . . . . . . . . . . 65
     (iii) Action of Directors of Starnet Communications
           International (DE) Inc. by Written Consent. . . . . . . . . 67
     (iv)  Organization Acts of Directors of Starnet
           Communications International (DE) by Written Consent. . . . 69
     (v)   Articles of Merger of Starnet Communications
           International Inc. with and into Starnet
           Communications International (DE) Inc.. . . . . . . . . . . 72
     (vi)  Action of Stockholders of Starnet Communications
           International Inc. by Written Consent . . . . . . . . . . . 74
     (vii) Plan and Agreement of Merger of Starnet
           Communications International Inc. into Starnet
           Communications International (DE) Inc.. . . . . . . . . . . 77
     (viii) Certificate of Merger Merging Starnet Communications International Inc. into Starnet Communications
           International (DE) Inc. . . . . . . . . . . . . . . . . . . 82

3.   (i)   Articles of Incorporation . . . . . . . . . . . . . . . . . 84
     (ii)  Bylaws. . . . . . . . . . . . . . . . . . . . . . . . . . . 87

10.  Material Contracts
     (i)   Bank of Montreal. . . . . . . . . . . . . . . . . . . . . . 96
     (ii)  Pacific Rim Investment Inc. . . . . . . . . . . . . . . . . 97
     (iii) Simulcast Agreement . . . . . . . . . . . . . . . . . . . .101
     (iv)  CompuServe Agreement. . . . . . . . . . . . . . . . . . . .109

21.  (i)   Subsidiaries of the Registrant. . . . . . . . . . . . . . .111

23.  (i)   Consent of Experts. . . . . . . . . . . . . . . . . . . . .112

27.  (i)   Financial Data Schedule . . . . . . . . . . . . . . . . . .113

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                Starnet Communications International Inc.
                              (Registrant)

Date  May 8, 1997
     ____________________________________________________________________

By Jason Bolduc
  _______________________________________________________________________
  Jason Bolduc, President


Date  May 8, 1997
     ____________________________________________________________________

By Mitch White
 ________________________________________________________________________
  Mitch White, Chairman of the Board of Directors



Date  May 8, 1997
     ____________________________________________________________________

By Mark Dohlen
 ________________________________________________________________________
  Mark Dohlen, Chief Executive Officer and Director



Date  May 8, 1997
     ____________________________________________________________________

By Jack Carley
 ________________________________________________________________________
  Jack Carley, Chief Financial Officer and Director



Date  May 8, 1997
     ____________________________________________________________________

By Chris Zacharias
 ________________________________________________________________________
  Chris Zacharias, Secretary, Treasurer, Director and Corporate Counsel

                              CONSOLIDATED FINANCIAL STATEMENTS


                              STARNET COMMUNICATIONS
                              CANADA INC.
                              (FORMERLY 496926 B.C. LTD.)



                              APRIL 30, 1996







                              ERNST & YOUNG

                    REPORT OF INDEPENDENT AUDITORS





To the Board of Directors and Shareholders of STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

We have audited the accompanying consolidated balance sheet of STARNET COMMUNICATIONS CANADA INC. as of April 30, 1996 and the related consolidated statements of loss and deficit and cash flows for the period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Starnet Communications Canada Inc. at April 30, 1996, and the consolidated results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States.




Vancouver, Canada,                                   /s/ ERNST & YOUNG
September 3, 1996.                                  Chartered Accountants

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

                      CONSOLIDATED BALANCE SHEET
                      (IN UNITED STATES DOLLARS)

As at April 30




                                                                    1996
                                                                      $
-------------------------------------------------------------------------
ASSETS
CURRENT
Accounts receivable                                               64,706
Prepaid expenses                                                   5,144
-------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                              69,850
-------------------------------------------------------------------------
Capital assets (net) [NOTE 3]                                    351,423
Deferred website costs [note 4]                                   35,338
Due from related company                                             902
-------------------------------------------------------------------------
                                                                 457,513
-------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT
Bank indebtedness                                                  1,161
Accounts payable and accrued liabilities                         115,949
Deferred revenue                                                  89,211
Current portion of capital lease obligations [NOTE 7]             18,407
Due to shareholders [NOTE 6]                                     188,794
-------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                        413,522
-------------------------------------------------------------------------
Non-current portion of capital lease obligations [NOTE 7]         62,786
-------------------------------------------------------------------------
TOTAL LIABILITIES                                                476,308
-------------------------------------------------------------------------

SHAREHOLDERS' DEFICIT
Capital stock [NOTE 8]                                             7,416
Deficit                                                          (26,197)
Cumulative translation adjustment                                    (14)
-------------------------------------------------------------------------
TOTAL SHAREHOLDERS' DEFICIT                                      (18,795)
-------------------------------------------------------------------------
                                                                 457,513
-------------------------------------------------------------------------

Commitments [note 9]

SEE ACCOMPANYING NOTES

On behalf of the Board:


            Director            Director

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

              CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
                      (IN UNITED STATES DOLLARS)





                                                            PERIOD FROM
                                                            MAY 19, 1995
                                                            TO APRIL 30,
                                                                1996
                                                                  $
-------------------------------------------------------------------------
REVENUE
Sales                                                            378,544
Cost of sales [SCHEDULE 1]                                       172,755
-------------------------------------------------------------------------
GROSS MARGIN                                                     205,789
-------------------------------------------------------------------------

EXPENSES
Wages and benefits                                                36,795
Depreciation                                                      69,014
Bank charges and interest                                          9,217
Advertising and promotion                                          8,390
Legal and accounting                                              30,215
Premises costs                                                    28,594
Office and miscellaneous                                           8,397
Telephone                                                         14,975
Automotive                                                         3,892
Other                                                             22,497
-------------------------------------------------------------------------
                                                                 231,986
-------------------------------------------------------------------------
NET LOSS AND DEFICIT, END OF PERIOD                               26,197
-------------------------------------------------------------------------

PER COMMON SHARE
Net loss                                                           (3.40)
Dividends                                                              -
Weighted average number of common shares outstanding               7,698
-------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

                 CONSOLIDATED STATEMENT OF CASH FLOWS
                      (IN UNITED STATES DOLLARS)






                                                            PERIOD FROM
                                                            MAY 19, 1995
                                                            TO APRIL 30,
                                                                1996
                                                                  $
-------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                         (26,197)
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation                                                    69,014
  Amortization of deferred website costs                          35,338
  Foreign exchange                                                   546
Changes in current assets and liabilities:
  Increase in accounts receivable                                (64,706)
  Increase in prepaid expenses                                    (5,144)
  Increase in accounts payable and accrued liabilities           115,949
  Increase in deferred revenue                                    89,211
-------------------------------------------------------------------------
  Total adjustment                                               240,208
-------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                        214,011
-------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets                                      (336,962)
Deferred website costs                                           (70,676)
Advance to related company                                          (902)
-------------------------------------------------------------------------
NET CASH (USED IN) INVESTING ACTIVITIES                         (408,540)
-------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in bank indebtedness                                      1,161
Proceeds from issuance of common shares                            7,416
Advance from shareholders                                        188,794
Principal repayments under capital lease obligations              (2,842)
-------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                        194,529
-------------------------------------------------------------------------

NET CHANGE IN CASH DURING THE PERIOD AND CASH, END OF PERIOD           -
-------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                                      4,432
Income tax paid                                                        -
-------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

April 30, 1996


1.  NATURE OF BUSINESS

Starnet Communications Canada Inc. (the "Company") was incorporated on May 19, 1995 under the laws of the Province of British Columbia, Canada. The Company was established for the purpose of providing video magazines on the Internet.


2.  ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Starnet USA Inc.

PROPERTY AND EQUIPMENT

Property and equipment are depreciated or amortized using the straight-line method over the estimated useful life of the assets at the following rates:

     Furniture and fixtures             3 years
     Computer hardware and equipment    3 years
     Computer software                  3 years
     Automobile                         4 years

Leasehold improvements are amortized over the term of the related lease using the straight-line method.

One-half of the normal depreciation rate is applied in the year of acquisition or capitalization of the capital assets.

REVENUE RECOGNITION

Revenue from dial-up access is recognized at the time services are rendered. Billings in advance of services are included in deferred revenue and recognized at the time services are rendered.

On-line service revenues are recognized over the period services are provided.

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

April 30, 1996



2.  ACCOUNTING POLICIES (cont'd.)

REPORTING CURRENCY

The Company's functional currency is the Canadian dollar as substantially all of the Company's operations are in Canada. The Company uses the United States dollar as its reporting currency for consistency with other United States Securities and Exchange Commission domestic registrants.

WEBSITE COSTS

Costs which relate to the development of the Company's Internet sites are capitalized when these costs are expected to be recovered through future revenues. Deferred website costs are amortized one half in the year incurred, one third in the following year, and one sixth in the second following year. The website costs balance shown in the balance sheet is presented net of accumulated amortization.

The recoverability of the website costs is dependent upon the realization of sufficient future revenues from these products.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities which are to be settled in a foreign currency are translated at the prevailing year-end rates of exchange. Transactions in foreign currencies are translated at the approximate rate of exchange in effect when the transactions occur. Translation adjustments are reflected as a separate component of shareholders' equity.

LEASES

Leases which transfer substantially all of the benefits and risks of ownership are recorded as the acquisition of assets and incurrence of obligations. Under this method of accounting, both assets and obligations, including interest thereon, are amortized over the life of the lease.

ADVERTISING

The Company expenses the costs of advertising as incurred.

NET EARNINGS AND DIVIDENDS PER COMMON SHARE

The calculations of net loss and dividends per common share are based upon the weighted average number of common shares of the Company outstanding during the year.

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

April 30, 1996


2.  ACCOUNTING POLICIES (cont'd.)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.


3.  CAPITAL ASSETS

Property and equipment are recorded at cost and comprise:

                                                     ACCUMULATED   NET BOOK
                                           COST      DEPRECIATION   VALUE
                                              $           $           $
--------------------------------------------------------------------------
1996
Furniture and fixtures                       14,124       2,355     11,769
Computer hardware and equipment             304,220      50,722    253,498
Computer hardware under capital leases       84,035      14,011     70,024
Computer software                             1,802         300      1,502
Leasehold improvements                       16,256       1,626     14,630
--------------------------------------------------------------------------
                                            420,437      69,014    351,423
--------------------------------------------------------------------------

Depreciation of assets under capital leases is included in depreciation expense in the consolidated statement of loss and deficit.

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

April 30, 1996



4.  WEBSITE COSTS

Website costs are recorded at cost less accumulated amortization and comprise:

                                                            MAY 19, 1995
                                                            TO APRIL 30,
                                                                1996
                                                                  $
-------------------------------------------------------------------------

Net balance, beginning of period                                       -
Costs capitalized during the period                               70,676
Current period amortization                                      (35,338)
-------------------------------------------------------------------------
Net balance, end of period                                        35,338
-------------------------------------------------------------------------

5.  INCOME TAXES

Deferred income taxes arise from timing differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of timing differences in operations and the related deferred income tax amounts are as follows:

                                                               APRIL 30,
                                                                 1996
                                                                   $
-------------------------------------------------------------------------

Depreciation of capital assets                                   (13,490)
Deferred website costs                                             7,993
Other                                                               (522)
-------------------------------------------------------------------------
Deferred tax (asset) liability                                    (6,019)
Valuation allowance                                                6,019
-------------------------------------------------------------------------
Net deferred tax (asset) liability                                     -
-------------------------------------------------------------------------

The deferred tax asset at April 30, 1996 was not recorded due to the uncertainty of its realization.

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

April 30, 1996



6.  DUE TO SHAREHOLDERS

The amounts due to shareholders are non-interest bearing and are unsecured. The amount due to one shareholder of $25,697 is repayable in monthly installments of $3,671 through November 1996. All other amounts are without specified terms of repayment.

These amounts arose during the initial year of the Company's operations when the six individual shareholders advanced funds and sold capital assets to the Company on credit terms to finance the development of the Company's products and operations.

During the year, the Company was involved in the following transactions with its shareholders:

[a] Purchases of fixed assets and other goods and services of $156,223 were made from shareholders.

[b]  Advances and loans of $97,929 were received from shareholders.

[c]  Repayments of $65,288 were made to shareholders.


7.  CAPITAL LEASE OBLIGATIONS

At April 30, 1996, the Company has entered into capital leases for equipment. The future payments for the 12 months ended April 30 are:
                                                                     $
-------------------------------------------------------------------------
1997                                                              30,742
1998                                                              30,742
1999                                                              30,742
2000                                                              16,308
-------------------------------------------------------------------------
Total minimum lease payments                                     108,534
Less amounts representing interest at rates varying from
     16.7% to 17.5%                                               27,341
-------------------------------------------------------------------------
Present value of minimum lease payment                            81,193
Current portion of capital lease obligations                      18,407
-------------------------------------------------------------------------
                                                                  62,786
-------------------------------------------------------------------------

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

April 30, 1996



8.  SHARE CAPITAL

Share capital comprises:

                                                                   1996
                                                                     $
-------------------------------------------------------------------------

AUTHORIZED
     200,000   Class A voting common shares, without par value
     200,000   Class B non-voting common shares, without par value
     200,000   Class C redeemable, retractable, non-voting preferred
                 shares with a par value of Cdn. $100 each
     400,000   Class D redeemable, retractable, non-voting preferred
                 shares with a par value of Cdn. $.01 each

ISSUED AND OUTSTANDING
      10,101   Class A common shares                               7,416
-------------------------------------------------------------------------
                                                                   7,416
-------------------------------------------------------------------------

During the period ended April 30, 1996 the Company issued 13,976 common shares for cash and repurchased 3,875 common shares for cash.

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

April 30, 1996



9.  COMMITMENTS

The Company is committed to future payments under a lease for premises and an agreement for data line service as follows:

                                                                     $
-------------------------------------------------------------------------

1997                                                              97,797
1998                                                              97,797
1999                                                              72,100
2000                                                              53,744
-------------------------------------------------------------------------
                                                                 321,438
-------------------------------------------------------------------------

During the year the Company entered into an agreement to purchase live video content for a period of three years. Some of the terms of the agreement have yet to be formalized. Payments made under the agreement for the eight months ended April 30, 1996 total $22,758. The payments are based on the profit derived from the service and therefore cannot be determined in advance. Accordingly, these payments are not included in the commitments reported above.


10.  SUBSEQUENT EVENT

On August 8, 1996 the Company changed its name to Starnet Communications Canada Inc.

STARNET COMMUNICATIONS CANADA INC.                             SCHEDULE 1
(FORMERLY 496926 B.C. LTD.)

                       SCHEDULE OF COST OF SALES
                      (IN UNITED STATES DOLLARS)






                                                            PERIOD FROM
                                                            MAY 19, 1995
                                                            TO APRIL 30,
                                                                1996
                                                                  $
-------------------------------------------------------------------------

Line charges                                                      50,585
Wages and benefits                                                45,118
Amortization of deferred website costs                            35,338
Video content                                                     10,848
Other                                                             10,176
Live performers                                                    7,088
Audio content                                                      7,033
Photo Content                                                      6,569
-------------------------------------------------------------------------
                                                                 172,755
-------------------------------------------------------------------------

                                     FINANCIAL STATEMENTS


                                     STARNET COMMUNICATIONS
                                     INTERNATIONAL INC.
                                     (FORMERLY GELATO BRATS INC. AND
                                     CREATIVE SPORTS MARKETING INC.)


                                     JANUARY 31, 1997







                              ERNST & YOUNG

                    REPORT OF INDEPENDENT AUDITORS





To the Board of Directors and Shareholders of STARNET COMMUNICATIONS INTERNATIONAL INC.

We have audited the accompanying balance sheet of STARNET COMMUNICATIONS INTERNATIONAL INC. as of January 31, 1997 and the related statements of loss and deficit and cash flows for the period from incorporation on June 28, 1996 to January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starnet Communications International Inc. at January 31, 1997, and the results of their operations and their cash flows for the period from incorporation on June 28, 1996 to January 31, 1997 in conformity with accounting principles generally accepted in the United States.




Vancouver, Canada,                                   /s/ ERNST & YOUNG
March 31, 1997.                                     Chartered Accountants

STARNET COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY GELATO BRATS INC. AND CREATIVE SPORTS MARKETING INC.)

                             BALANCE SHEET
                      (IN UNITED STATES DOLLARS)

As at January 31



                                                                    1997
                                                                      $
-------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' DEFICIT
Note Payable [NOTE 2]                                             50,000
-------------------------------------------------------------------------

SHAREHOLDERS' DEFICIT
Share capital [NOTE 3]                                            10,000
Deficit                                                          (60,000)
-------------------------------------------------------------------------
                                                                 (50,000)
-------------------------------------------------------------------------
                                                                       -
-------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

STARNET COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY GELATO BRATS INC. AND CREATIVE SPORTS MARKETING INC.)

                     STATEMENT OF LOSS AND DEFICIT
                      (IN UNITED STATES DOLLARS)

Period ended January 31



                                                                   1997
                                                                     $
-------------------------------------------------------------------------

EXPENSES
Consulting                                                        52,940
Professional fees                                                  7,060
-------------------------------------------------------------------------
LOSS FOR THE PERIOD AND DEFICIT, END OF PERIOD                    60,000
-------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

STARNET COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY GELATO BRATS INC. AND CREATIVE SPORTS MARKETING INC.)

                        STATEMENT OF CASH FLOWS
                      (IN UNITED STATES DOLLARS)

Period ended January 31



                                                                   1997
                                                                     $
-------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the period                                              (60,000)
-------------------------------------------------------------------------
CASH (USED IN) OPERATING ACTIVITIES                              (60,000)
-------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in note payable                                          50,000
Issuance of share capital                                         10,000
-------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                             60,000
-------------------------------------------------------------------------

INCREASE IN CASH DURING THE PERIOD AND CASH, END OF PERIOD             -
-------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

STARNET COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY GELATO BRATS INC. AND CREATIVE SPORTS MARKETING INC.)

                      NOTES TO FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

January 31, 1997



1.  NATURE OF BUSINESS

The company was incorporated on June 28, 1996 in the State of Nevada as Creative Sports Marketing Inc. On July 20, 1996 the Company changed its name from Creative Sports Marketing Inc. to Gelato Brats Inc. On February 24, 1997 the Company changed its name from Gelato Brats Inc. to Starnet Communications International Inc. At January 31, 1997 the Company proposes to acquire a Canadian company involved in the development and management of advanced on-line interactive media and information systems for the Internet.


2.  NOTE PAYABLE

The note payable bears interest at the rate of 6% per annum, is payable on demand, and is convertible into common shares at a price of $0.05 per share after January 1, 1998.


3.  SHARE CAPITAL
                                                                   1997
                                                                     $
-------------------------------------------------------------------------

AUTHORIZED
            200,000,000 common shares, par value $0.001

ISSUED
            10,000,000 common shares                               10,000
-------------------------------------------------------------------------

STARNET COMMUNICATIONS INTERNATIONAL INC.
(FORMERLY GELATO BRATS INC. AND CREATIVE SPORTS MARKETING INC.)

                      NOTES TO FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

January 31, 1997



4.  SUBSEQUENT EVENTS

On February 24, 1997 the Company changed its name from Gelato Brats Inc. to Starnet Communications International Inc.

On March 10, 1997 the Company was merged into Starnet Communications International (DE) Inc., a recently constituted 100% owned subsidiary company incorporated in the State of Delaware. Pursuant to the Plan and Agreement of Merger between the two companies, Starnet Communications International (DE) Inc. is the surviving company and it has assumed the name Starnet Communications International Inc.

Pursuant to a Share Purchase Agreement dated March 25, 1997 the Company acquired 100% of the issued and outstanding capital stock of Starnet Communications Canada Inc. from Murray Partners (BVI) Inc. by issuing 10,000,000 common shares of the Company to Murray Partners (BVI) Inc. Starnet Communications Canada Inc. is a Canadian company incorporated in the Province of British Columbia and involved in the development and management of advanced on-line interactive media and information systems for the Internet. Murray Partners (BVI) Inc. is a British Virgin Islands company. A group of individuals who have a significant indirect ownership interest in Starnet Communications International Inc. also have a significant indirect ownership interest in Murray Partners (BVI) Inc.

                                          CONSOLIDATED FINANCIAL STATEMENTS


                                          STARNET COMMUNICATIONS
                                          CANADA INC.
                                          (FORMERLY 496926 B.C. LTD.)
                                          Unaudited-See Review Engagement Report


                                          JANUARY 31, 1997







                              ERNST & YOUNG
                                                                       45

                       REVIEW ENGAGEMENT REPORT





To the Board of Directors and Shareholders of STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

We have reviewed the accompanying consolidated balance sheet of STARNET COMMUNICATIONS CANADA INC. as of January 31, 1997 and the related consolidated statements of income (loss), retained earnings (deficit) and cash flows for the nine months then ended and for the period May 19, 1995 to January 31, 1996, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these consolidated financial statements is the representation of the management of Starnet Communications Canada Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.




Vancouver, Canada,                                   /s/ ERNST & YOUNG
March 31, 1997.                                     Chartered Accountants

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

                      CONSOLIDATED BALANCE SHEET
                      (IN UNITED STATES DOLLARS)

                                 Unaudited - See Review Engagement Report




                                                JANUARY 31,     APRIL 30,
                                                   1997           1996
                                                     $              $
-------------------------------------------------------------------------
                                                [reviewed]      [audited]
ASSETS
CURRENT
Cash                                                154,285            -
Accounts receivable                                 140,209       64,706
Prepaid expenses                                     13,990        5,144
-------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                308,484       69,850
-------------------------------------------------------------------------
Capital assets (net) [NOTE 3]                       532,352      351,423
Deferred website costs [NOTE 4]                     154,179       35,338
Due from related company                                912          902
-------------------------------------------------------------------------
                                                    995,927      457,513
-------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT
Bank indebtedness                                         -        1,161
Accounts payable and accrued liabilities            205,787      115,949
Income tax payable                                    16,815           -
Loans payable [NOTE 6]                              207,869            -
Deferred revenue                                    213,766       89,211
Current portion of capital lease
 obligations [NOTE 8]                                32,376       18,407
Due to related parties [NOTE 7]                     130,762      188,794
-------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                           807,375      413,522
-------------------------------------------------------------------------
Non-current portion of capital lease
 obligations [NOTE 8]                               113,405       62,786
Deferred income tax [NOTE 5]                         38,578            -
-------------------------------------------------------------------------
TOTAL LIABILITIES                                   959,358      476,308
-------------------------------------------------------------------------

SHAREHOLDERS' EQUITY (DEFICIT)
Capital stock [NOTE 9]                                7,498        7,416
Retained earnings (deficit)                          25,396      (26,197)
Cumulative translation adjustment                     3,675          (14)
-------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                 36,569      (18,795)
-------------------------------------------------------------------------
                                                    995,927       457,513
-------------------------------------------------------------------------

Commitments [NOTE 10]

SEE ACCOMPANYING NOTES

On behalf of the Board:

            Director            Director

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

CONSOLIDATED STATEMENT OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)
                      (IN UNITED STATES DOLLARS)

                                 Unaudited - See Review Engagement Report




                                                PERIOD FROM    PERIOD FROM
                                                MAY 1, 1996    MAY 15, 1995
                                               TO JANUARY 31, TO JANUARY 31,
                                                    1997          1996
                                                      $            $
-------------------------------------------------------------------------
                                                 [reviewed]    [reviewed]
REVENUE
Sales                                             1,331,644      154,144
Cost of sales [SCHEDULE 1]                          564,006       49,631
-------------------------------------------------------------------------
GROSS MARGIN                                        767,638      104,513
-------------------------------------------------------------------------

EXPENSES
Wages and benefits                                  250,245       25,807
Depreciation                                        132,517       39,573
Bank charges and interest                            59,147        4,884
Advertising and promotion                            54,878        1,199
Legal and accounting                                 48,403       21,057
Premises costs                                       40,652       18,090
Office and miscellaneous                             20,601        3,692
Telephone                                            17,844        9,194
Automotive                                           17,552          384
Other                                                18,980       17,036
-------------------------------------------------------------------------
                                                    660,819      140,916
-------------------------------------------------------------------------
Net income (loss) from operations
 for the period                                     106,819      (36,403)
-------------------------------------------------------------------------
Income tax expense:
  - current [NOTE 5]                                 16,648            -
  - deferred [NOTE 5]                                38,578            -
-------------------------------------------------------------------------
INCOME TAXES                                         55,226            -
-------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE PERIOD                     51,593      (36,403)

Retained earnings (deficit),
 beginning of period                                (26,197)           -
-------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT), END OF PERIOD           25,396      (36,403)
-------------------------------------------------------------------------

PER COMMON SHARE
Net earnings (loss) for the period                     5.11        (8.13)
Dividends                                                 -            -
Weighted average number of common shares
 outstanding                                         10,101        4,478
-------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

                 CONSOLIDATED STATEMENT OF CASH FLOWS
                      (IN UNITED STATES DOLLARS)

                                 Unaudited - See Review Engagement Report




                                                PERIOD FROM    PERIOD FROM
                                                MAY 1, 1996    MAY 19, 1995
                                               TO JANUARY 31, TO JANUARY 31,
                                                   1997          1996
                                                     $             $
-------------------------------------------------------------------------
                                                 [reviewed]    [reviewed]
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                    51,593      (36,403)
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation                                      132,517       39,573
  Amortization of deferred website costs             98,081        3,263
  Deferred income taxes                              38,578            -
  Foreign exchange                                     (567)         (55)
  Changes in current assets and liabilities:
  Increase in accounts receivable                   (75,503)     (46,840)
  Increase in prepaid expenses                       (8,846)      (5,406)
  Increase in accounts payable and
   accrued liabilities                               89,838       90,084
  Increase in income taxes payable                   16,815            -
  Increase in deferred revenue                      124,555       35,988
-------------------------------------------------------------------------
 Total adjustment                                   415,468      116,607
-------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES           467,061       80,204
-------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets                         (229,124)    (255,865)
Deferred website costs                             (216,529)      (8,614)
Advance to related company                                -         (894)
-------------------------------------------------------------------------
NET CASH (USED IN) INVESTING ACTIVITIES            (445,653)    (265,573)
-------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in bank indebtedness                        (1,161)           -
Proceeds from loan                                  207,869       36,406
Proceeds from issuance of common shares                   -           73
Advance from (repayments to) related parties        (58,032)     159,500
Principal repayments under capital lease
 obligations                                        (15,799)           -
-------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES           132,877      195,979
-------------------------------------------------------------------------

NET INCREASE IN CASH DURING THE PERIOD              154,285       10,810
Cash, beginning of period                                 -            -
-------------------------------------------------------------------------
CASH, END OF PERIOD                                 154,285       10,810
-------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                         9,305            -
Income tax paid                                           -            -
-------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

January 31, 1997                 Unaudited - See Review Engagement Report



1.  NATURE OF BUSINESS

Starnet Communications Canada Inc. (the "Company") was incorporated on May 19, 1995 under the laws of the Province of British Columbia, Canada. The Company was established for the purpose of providing video magazines on the Internet.


2.  ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Starnet USA Inc.

PROPERTY AND EQUIPMENT

Property and equipment are depreciated or amortized using the straight-line method over the estimated useful life of the assets at the following rates:

     Furniture and fixtures             3 years
     Computer hardware and equipment    3 years
     Computer software                  3 years
     Automobile                         4 years

Leasehold improvements are amortized over the term of the related lease using the straight-line method.

One-half of the normal depreciation rate is applied in the year of acquisition or capitalization of the capital assets.

REVENUE RECOGNITION

Revenue from dial-up access is recognized at the time services are rendered. Billings in advance of services are included in deferred revenue and recognized at the time services are rendered.

On-line service revenues are recognized over the period services are provided.

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

January 31, 1997                 Unaudited - See Review Engagement Report



2.  ACCOUNTING POLICIES (cont'd.)

REPORTING CURRENCY

The Company's functional currency is the Canadian dollar as substantially all of the Company's operations are in Canada. The Company uses the United States dollar as its reporting currency for consistency with other United States Securities and Exchange Commission domestic registrants.

WEBSITE COSTS

Costs which relate to the development of the Company's Internet sites are capitalized when these costs are expected to be recovered through future revenues. Deferred website costs are amortized one half in the year incurred, one third in the following year, and one sixth in the second following year. The website costs balance shown in the balance sheet is presented net of accumulated amortization.

The recoverability of the website costs is dependent upon the realization of sufficient future revenues from these products.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities which are to be settled in a foreign currency are translated at the prevailing year-end rates of exchange. Transactions in foreign currencies are translated at the approximate rate of exchange in effect when the transactions occur. Translation adjustments are reflected as a separate component of shareholders' equity.

LEASES

Leases which transfer substantially all of the benefits and risks of ownership are recorded as the acquisition of assets and incurrence of obligations. Under this method of accounting, both assets and obligations, including interest thereon, are amortized over the life of the lease.

ADVERTISING

The Company expenses the costs of advertising as incurred.

NET EARNINGS AND DIVIDENDS PER COMMON SHARE

The calculations of net earnings and dividends per common share are based upon the weighted average number of common shares of the Company outstanding each year.

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

January 31, 1997                 Unaudited - See Review Engagement Report



2.  ACCOUNTING POLICIES (cont'd.)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.


3.  CAPITAL ASSETS

Property and equipment are recorded at cost and comprise:

                                                      ACCUMULATED  NET BOOK
                                            COST      DEPRECIATION  VALUE
                                              $            $          $
-------------------------------------------------------------------------
JANUARY 31, 1997
Furniture and fixtures                       27,936        7,579   20,357
Automobiles under capital leases             79,640        1,643   77,997
Computer hardware and equipment             473,854      147,435  326,419
Computer hardware under capital leases       84,971       35,043   49,928
Computer software                            16,136        2,523   13,613
Leasehold improvements                       51,346        7,308   44,038
-------------------------------------------------------------------------
                                            733,883      201,531  532,352
-------------------------------------------------------------------------

APRIL 30, 1996
Furniture and fixtures                       14,124        2,355   11,769
Computer hardware and equipment             304,220       50,722  253,498
Computer hardware under capital leases       84,035       14,011   70,024
Computer software                             1,802          300    1,502
Leasehold improvements                       16,256        1,626   14,630
-------------------------------------------------------------------------
                                            420,437       69,014  351,423
-------------------------------------------------------------------------

Depreciation of assets under capital leases is included in depreciation expense in the consolidated statement of income (loss) and retained earnings (deficit).

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

January 31, 1997                 Unaudited - See Review Engagement Report



4.  WEBSITE COSTS

Website costs are recorded at cost less accumulated amortization and comprise:


                                                MAY 1, 1996    MAY 19, 1995
                                               TO JANUARY 31,  TO APRIL 30,
                                                   1997           1996
                                                     $              $
-------------------------------------------------------------------------

Net balance, beginning of period                     35,731            -
Costs capitalized during the period                 216,529       70,676
Current period amortization                         (98,081)     (35,338)
-------------------------------------------------------------------------
Net balance, end of period                          154,179       35,338
-------------------------------------------------------------------------

5.  INCOME TAXES

(a) The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes is as follows:
                                                          MAY 1, 1996 TO
                                                         JANUARY 31, 1997
                                                                $
-------------------------------------------------------------------------

Combined basic federal and provincial statutory rate                45.6%
Expenses not deductible for income tax purposes                     12.3
Deferred website costs                                             (49.6)
Difference between depreciation calculated for
  accounting purposes and for tax purposes                           7.3
Increase in deferred tax                                            36.1
-------------------------------------------------------------------------
Effective tax rate                                                  51.7%
-------------------------------------------------------------------------

The above reconciliation is not presented for the comparative period as there was a net loss for that period.

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

January 31, 1997                 Unaudited - See Review Engagement Report



5.  INCOME TAXES (cont'd.)

(b) Deferred income taxes arise from timing differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of timing differences in operations and the related deferred income tax amounts are as follows:


                                                 JANUARY 31,    APRIL 30,
                                                    1997          1996
                                                      $             $
-------------------------------------------------------------------------

Depreciation of capital assets                      (21,290)     (13,490)
Deferred website costs                               60,337        7,993
Other                                                  (469)        (522)
-------------------------------------------------------------------------
Deferred tax (asset) liability                       38,578       (6,019)
Valuation allowance                                       -        6,019
-------------------------------------------------------------------------
Net deferred tax liability                           38,578            -
-------------------------------------------------------------------------

The deferred income tax asset at April 30, 1996 was not recorded due to the uncertainty of its realization.


6.  LOANS PAYABLE

The loans are interest bearing at 6% per annum and are secured by all assets of the Company and guaranteed by key directors and employees. The principal and interest under the notes are payable on April 6, 1997 or earlier on demand. As the loans will be repaid within the next quarter, the fair value of the debt approximates its carrying value.

At January 31, 1997, the loans were convertible to equity under terms acceptable to the lender and to be determined pursuant to a Financing Agreement between the Company and the lender. Subsequent to year end, the Company and the lender have agreed that the Company will repay the loans and the lender will use its proceeds to acquire equity in another company which is to become the parent of the Company.

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

January 31, 1997                 Unaudited - See Review Engagement Report



7.  DUE TO RELATED PARTIES

The amounts due to related parties are due to officers and directors of the Company who have an indirect ownership interest in the Company. These amounts are non-interest bearing and are unsecured. The amount due to one individual of $37,210 is repayable in monthly installments of $3,712 through November 1997. All other amounts are without specified terms of repayment.

These amounts arose during the initial year of the Company's operations when six individuals advanced funds and sold capital assets to the Company on credit terms to finance the development of the Company's products and operations.


8.  CAPITAL LEASE OBLIGATIONS

At January 31, 1997, the Company has entered into capital leases for equipment and automobiles. The future payments for the 12 months ended January 31 are:
                                                                     $
-------------------------------------------------------------------------
1998                                                              47,231
1999                                                              47,231
2000                                                              40,409
2001                                                              43,342
-------------------------------------------------------------------------
Total minimum lease payments                                     178,213
Less amounts representing interest at rates varying
 from 6.1% to 17.5%                                               32,432
-------------------------------------------------------------------------
Present value of minimum lease payments                          145,781
Current portion of capital lease obligations                      32,376
-------------------------------------------------------------------------
                                                                 113,405
-------------------------------------------------------------------------

Subsequent to January 31, 1997 the Company has entered into capital leases for a vehicle and computer equipment. These leases require aggregate monthly payments including interest of $5,124 through November 1999 and $659 from December 1999 through September 2001.

The Company has the option to acquire two leased automobiles at the end of the lease terms by paying amounts estimated at commencement of the leases to be the residual values of the vehicles at the end of the leases. As a condition of these leases the Company has guaranteed that the residual value of each of the two leased vehicles will be $13,500 at the end of the lease terms in November 2000.

STARNET COMMUNICATIONS CANADA INC.
(FORMERLY 496926 B.C. LTD.)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

January 31, 1997                 Unaudited - See Review Engagement Report



9.  SHARE CAPITAL

Share capital comprises:
                                                JANUARY 31,     APRIL 30,
                                                   1997            1996
                                                     $               $
-------------------------------------------------------------------------

AUTHORIZED
  200,000  Class A voting common shares, without
             par value
  200,000  Class B non-voting common shares,
             without par value
  200,000  Class C redeemable, retractable,
             non-voting preferred shares with a
             par value of $100 each
  400,000  Class D redeemable, retractable,
             non-voting preferred shares with a
             par value of $.01 each

ISSUED AND OUTSTANDING
   10,101  Class A common shares                       7,498        7,416
-------------------------------------------------------------------------
                                                       7,498        7,416
-------------------------------------------------------------------------

10.  COMMITMENTS

At January 31, 1997, the Company has entered into commitments for leases for premises. The future payments for the 12 months ended January 31 are:

                                                                     $
-------------------------------------------------------------------------
1998                                                              105,568
1999                                                              116,704
2000                                                              111,507
2001                                                               13,586
-------------------------------------------------------------------------
                                                                  347,365
-------------------------------------------------------------------------

11.  SUBSEQUENT EVENTS

On March 25, 1997 ownership of the Company was transferred from Murray Partners (BVI) Inc., a British Virgin Islands company, to Starnet Communications International Inc., a U.S. company incorporated in the state of Delaware. This ownership transfer was effected through the issuance of 10,000,000 common shares of Starnet Communications International Inc. to Murray Partners (BVI) Inc. in exchange for all of the issued common shares of Starnet Communications Canada Inc.

STARNET COMMUNICATIONS CANADA INC.                             SCHEDULE 1
(FORMERLY 496926 B.C. LTD.)

                       SCHEDULE OF COST OF SALES
                      (IN UNITED STATES DOLLARS)

                                 Unaudited - See Review Engagement Report




                                                PERIOD FROM PERIOD FROM
                                                MAY 1, 1996    MAY 19, 1995
                                               TO JANUARY 31, TO JANUARY 31,
                                                     1997         1996
                                                       $            $
-------------------------------------------------------------------------

Line charges                                         155,756       25,794
Wages and benefits                                   150,388        9,059
Amortization of deferred website costs                98,081        3,263
Video content                                         44,359        2,097
Other                                                 37,555        6,594
Live performers                                       34,633          202
Audio content                                          9,111        1,728
Photo content                                         34,123          894
-------------------------------------------------------------------------
Cost of sales                                        564,006       49,631
-------------------------------------------------------------------------

                              PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS


                              STARNET COMMUNICATIONS
                              INTERNATIONAL INC.
                              Unaudited




                              JANUARY 31, 1997

              PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS





Pursuant to a Share Purchase Agreement dated March 25, 1997, Starnet Communications International Inc. ("SCII") acquired 100% of the issued and outstanding capital stock of Starnet Communications Canada Inc. ("SCCI") from Murray Partners (BVI) Inc. by issuing 10,000,000 common shares to Murray Partners (BVI) Inc.

The following unaudited pro forma consolidated financial statements have been derived from the balance sheet of SCII and the consolidated balance sheet of SCCI as at January 31, 1997, the statement of loss and deficit of SCII for the period June 28, 1996 (its date of incorporation) to January 31, 1997, the consolidated statement of income (loss) and retained earnings (deficit) of SCCI for the 9 months ended January 31, 1997, and the consolidated statement of loss and deficit of SCCI for the year ended April 30, 1996 and adjust such information to give effect to the Share Purchase Agreement as if it had occurred on May 19, 1995 (the date of incorporation of SCCI).

The unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with the historical financial statements, including the notes thereto, of both SCII and SCCI. All amounts in the unaudited pro forma consolidated financial statements are stated in U.S. dollars. The unaudited pro forma consolidated financial statements are presented for informational purposes only and do not purport to represent what the results of operations would actually have been if the Share Purchase Agreement had taken effect at the beginning of the period indicated, or to project the financial position or results of operations for any future period.

STARNET COMMUNICATIONS INTERNATIONAL INC.


                 PRO FORMA CONSOLIDATED BALANCE SHEET
                      (IN UNITED STATES DOLLARS)

As at January 31, 1997                                          Unaudited




                                Starnet    Starnet     Pro Forma
                                 Comm.       Comm.    Adjustments
                              Int'l Inc.  Canada Inc.  (note 2)  Pro Forma
--------------------------------------------------------------------------

ASSETS
CURRENT
Cash                                         154,285             154,285
Accounts receivable                          140,209             140,209
Prepaid expenses                              13,990              13,990
--------------------------------------------------------------------------
TOTAL CURRENT ASSETS                         308,484             308,484
--------------------------------------------------------------------------
Capital assets (net)                         532,352             532,352
Deferred website costs                       154,179             154,179
Due from related company                         912                 912
--------------------------------------------------------------------------
                                             995,927             995,927
--------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT
Accounts payable and accrued
  liabilities                       50,000   205,787             255,787
Income tax payable                            16,815              16,815
Loans payable                                207,869             207,869
Deferred revenue                             213,766             213,766
Current portion of capital
 lease obligations                            32,376              32,376
Due to related parties                       130,762             130,762
--------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES           50,000   807,375             857,375
--------------------------------------------------------------------------
Non-current portion of capital
  lease obligations                          113,405             113,405
Deferred income tax                           38,578              38,578
--------------------------------------------------------------------------
TOTAL LIABILITIES                   50,000   959,358           1,009,358
--------------------------------------------------------------------------

SHAREHOLDERS' EQUITY (DEFICIT)
Capital stock                       10,000     7,498              17,498
Retained earnings (deficit)        (60,000)   25,396             (34,604)
Cumulative translation
  adjustment                                   3,675               3,675
--------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY
 (DEFICIT)                         (50,000)   36,569             (13,431)
--------------------------------------------------------------------------
                                             995,927              995,927
--------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

STARNET COMMUNICATIONS INTERNATIONAL INC.


         PRO FORMA CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      (IN UNITED STATES DOLLARS)

                                                                Unaudited

                                   Period to January 31, 1997                           May 19, 1995 to April 30, 1996
                      -------------------------------------------------   -----------------------------------------------------
                      Starnet      Starnet
                       Comm.        Comm.                                   Starnet
                     Int'l Inc.   Canada Inc.  Pro Forma                     Comm.        Starnet       Pro Forma
                       (from        (from      Adjustments                  Int'l. Inc.     Comm.       Adjustments
                      June 28,      May 1,      (note 2)    Pro Forma       (note 1)     Canada Inc.    (note 2)     Pro Forma
                        1996)       1996)
-------------------------------------------------------------------------------------------------------------------------------
REVENUE
Sales                              1,331,644                  1,331,644                  378,544                       378,544
Cost of sales                        564,006                    564,006                  172,755                       172,755
-------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                         767,638                    767,638                  205,789                       205,789
-------------------------------------------------------------------------------------------------------------------------------

EXPENSES
Wages and benefits                   250,245                    250,245                   36,795                        36,795
Depreciation                         132,517                    132,517                   69,014                        69,014
Bank charges and
 interest                             59,147                     59,147                    9,217                         9,217
Legal and accounting     7,060        48,403                     55,463                   30,215                        30,215
Advertising and
 promotion                            54,878                     54,878                    8,390                         8,390
Consulting              52,940             0                     52,940                        -                             -
Premises costs                        40,652                     40,652                   28,594                        28,594
Office and
 miscellaneous                        20,601                     20,601                    8,397                         8,397
Telephone                             17,844                     17,844                   14,975                        14,975
Automotive                            17,552                     17,552                    3,892                         3,892
Other                                 18,980                     18,980                   22,497                        22,497
-------------------------------------------------------------------------------------------------------------------------------
                        60,000       660,819                    720,819                   231,986                      231,986
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss)
 from operations for
 the period            (60,000)      106,819                     46,819                   (26,197)                     (26,197)
-------------------------------------------------------------------------------------------------------------------------------
Income tax expense:
 - current                            16,648                     16,648                                                      0
 - deferred                           38,578                     38,578                                                      0
-------------------------------------------------------------------------------------------------------------------------------
Income taxes                          55,226                     55,226
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss)
 for the period        (60,000)       51,593                     (8,407)                  (26,197)                      (26,197)

Retained earnings
 (deficit),
 beginning of period         0       (26,197)                   (26,197)                        0                             0
--------------------------------------------------------------------------------------------------------------------------------
Retained earnings
 (deficit), end
 of period             (60,000)       25,396                    (34,604)                  (26,197)                      (26,197)
--------------------------------------------------------------------------------------------------------------------------------

PER COMMON SHARE
Net earnings (loss)
 for the period          (0.01)         5.11                       0.00                     (3.40)                         0.00
Dividends                    -             -                          -                         -                             -
Weighted average
 number of common
 shares
 outstanding        10,000,000        10,101    10,000,000   20,000,000                     7,698       20,000,000    20,000,000
---------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

STARNET COMMUNICATIONS INTERNATIONAL INC.

                     NOTES TO PRO FORMA CONSOLIDATED
                          FINANCIAL STATEMENTS
                       (IN UNITED STATES DOLLARS)

January 31, 1997                                                Unaudited



(1) Not applicable for Starnet Communications International Inc. as that company was incorporated on June 28, 1996.

(2) Reflects the net effect of Starnet Communications International Inc.'s issuance of 10,000,000 shares to Murray Partners (BVI) Inc. as if it had occurred on May 19, 1995 in exchange for 100% of the outstanding shares of Starnet Communications Canada Inc.

     Since the owners of Starnet Communications International Inc. are substantially the same group as the indirect beneficial owners of Murray Partners (BVI) Inc., the transaction has been accounted for as a continuity of interest. As such, the net effect of recording the transaction and eliminating the intercompany investment on consolidation is to add together the pre-transaction balance sheets of Starnet Communications International Inc. and Starnet Communications Canada Inc. Since these two companies have no other intercompany transactions or balances, no additional adjustments are required to derive the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of loss and deficit.









                                                                        1

                                                                       62